UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

Room 1102, Lee Garden One,

33 Hysan Avenue,

Causeway Bay, Hong Kong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Registrant’s Certifying Accountant

Intercont (Cayman) Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of UHY LLP (“Former Auditor”) effective December 19, 2025 and that the Company has appointed Assentsure PAC (the “Successor Auditor”) as successor auditor of the Company effective on December 19, 2025 and for the fiscal year ended June 30, 2026 and the six months period ended December 31, 2025.

In connection therewith, the Company provides that:

1. The dismissal of Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s audit committee and board of directors.

2. The audit report of Former Auditor on the financial statements of the Company as of and for the years ended June 30, 2024, 2023, and 2022 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

3. There were no disagreements with Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Former Auditor’s engagement up to the date of dismissal which disagreements that, if not resolved to Former Auditor’s satisfaction, would have caused Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the two fiscal years of the Company ended June 30, 2025 and 2024 and subsequently up to the date of dismissal.

The Company provided Former Auditor with a copy of this Form 6-K and requested that Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Former Auditor’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending June 30, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2025	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from UHY LLP, dated December 29, 2025

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